[CONTINUCARE CORPORATION LETTERHEAD]
March 3, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Continucare Corporation Form 10-K for Fiscal Year Ended June 30, 2007 Form 10-Q for the Quarter Ended December 31, 2007 File No. 001-12115
Dear Mr. Rosenberg:
     This letter is in response to comments of the Staff regarding the above-referenced filings, provided in your letter to me dated February 21, 2008.
     Set forth below are the responses of Continucare Corporation (the “Company”) to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in your comment letter.
Form 10-K for year ended June 30, 2007
Exhibits
1.      Please file Section 302 certifications of your CEO and CFO that include paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting.
     As requested, we will file Section 302 certifications under an amendment to our Form 10-K for the year ended June 30, 2007 which include paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting. We note that on October 26, 2007, we filed an amended Form 10-K for the fiscal year ended June 30, 2007 which contained the Section 302 certifications including paragraph 4(b) and the portion of the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting.

Mr. Jim B. Rosenberg
March 3, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Medical Claims Expense Recognition, page 27
2.      We believe that reference to an “independent actuarial calculation” requires the consulting firm to be named in a ’34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a ’33 Act registration statement, consent from the actuary must be provided in the ’33 Act registration statement.
     As discussed with the Staff, we will modify our disclosure in future filings to indicate that there are several factors considered by our management in the determination of our estimate of medical claims incurred but not reported, or IBNR, and will eliminate the reference to a third party actuarial consultant. Specifically, the disclosure currently contained on page 27 of the Form 10-K will be modified in future filings substantially as follows (with additions and deletions as marked):
     Medical Claims Expense Recognition
     The cost of health care services provided or contracted for is accrued in the period in which the services are provided. This cost includes our estimate of the related liability for medical claims incurred in the period but not yet reported, or IBNR. IBNR represents a material portion of our medical claims liability which is presented in the balance sheet net of amounts due from HMOs. Changes in this estimate can materially affect, either favorably or unfavorably, our results from operations and overall financial position.
     We develop our estimate of IBNR primarily based on historical claims incurred per member per month. We adjust our estimate if we have unusually high or low inpatient utilization or if benefit changes provided under the HMO plans are expected to significantly increase or reduce our claims exposure. We also adjust our estimate for differences between the estimated claims expense recorded in prior months to actual claims expense as claims are paid by the HMO and reported to us.  ~~To~~  We use an actuarial analysis as an additional tool to further corroborate our estimate of  ~~medical claims, an independent actuarial calculation is performed for us on a quarterly basis. This independent actuarial calculation indicates that IBNR as of June 30, 2007 was between approximately $22.7 million and $26.1 million.~~  IBNR.
     Based on our  ~~internal~~  analysis  ~~and the independent actuarial calculation~~  , as of June 30, 2007, we recorded a liability of approximately $23.6 million for IBNR. The increase in the liability for IBNR of $9.4 million or 66.2% to $23.6 million as of June 30, 2007 from $14.2 million as of June 30, 2006 was primarily due to the additional liability recorded for IBNR related to the operations of the MDHC Companies. The increase in the liability for IBNR of $2.5 million or 21.4% to $14.2 million as of June 30, 2006 from $11.7 million as of June 30, 2005 was primarily due to the additional liability recorded for IBNR related to the IPAs converted to a risk arrangement in January 2006.

Mr. Jim B. Rosenberg
March 3, 2008

     We believe that this approach appropriately addresses the Staff’s concern because of the limited nature of the actuary’s task and the fact that the actuary’s work was primarily used by our management to corroborate our IBNR estimate.
     We do not believe that the independent actuary’s calculation rises to the level of expertised information given the limited, basic nature of its assignment. The independent actuary was retained because of its competency to perform the limited task of providing us with its calculation of a range of estimates for IBNR, so that we could corroborate our own calculation. We develop our own estimate of IBNR primarily based on historical claims incurred per member per month and adjust our estimate based on inpatient utilization or if benefit changes provided under the HMO plans are expected to significantly increase or reduce our claims exposure. We merely review the independent actuarial calculation to corroborate our own estimate.
     We believe that to characterize the actuary as an expert would attribute to it a degree of special authority and to its work a degree of importance that is inconsistent with the facts and, importantly, is contrary to the actuary’s understanding of the task it performed. Indeed, the calculations performed by the actuary are one of many factors reviewed by us in connection with our quarterly IBNR estimate and we are responsible for the estimate.
Note 3-Acquisition, page F-13
3.      Please revise to disclose the method used to amortize the customer relationships and clarify whether these relationships are contractual or non-contractual. Please tell us why your amortization method is appropriate in accordance with paragraph 12 of SFAS 142. In doing so, describe the pattern cash flows are expected to be derived from the acquired intangibles. Also, demonstrate for us why you believe that the amortization period is reasonable citing the factors considered in paragraph 11 of SFAS 142.
     Customer relationships consist of patients that have selected one of our physicians as their primary care physician. In accordance with paragraph 11 of SFAS 142, we considered various pertinent factors in determining the estimated useful life of the customer relationships. Of these factors, we determined that the most relevant factor to estimate the useful life of the customer relationships is the historical average attrition rate of the patients of the MDHC Companies, which itself reflects a number of the factors identified in paragraph 11 of SFAS 142. Based on this analysis, we estimated the useful life of the customer relationships to be eight years.
     Under our risk contracts with HMOs, we receive on a monthly basis a percentage of the premium received by the HMOs for our patients. Patients are able to change their primary care physician or disenroll from an HMO plan at any time, either of which terminates the relationship

Mr. Jim B. Rosenberg
March 3, 2008

with us. The primary reasons for a patient terminating their relationship with one of our primary care physicians usually involves, among other things, a) the selection of another HMO Plan due to enhanced benefits or any other reason; b) dissatisfaction with our primary care physician; c) death, and d) moving from their place of residence. In addition, the amount of premiums associated with patients who terminate their relationship can vary significantly by patient since they are based in part on the health status and demographic factors of each patient. Based on these reasons, it is difficult to reliably determine the pattern in which these customer relationships would be terminated. In accordance with paragraph 12 of SFAS 142, we used the straight-line amortization method to amortize the fair value of the customer relationships since the pattern in which the economic benefits of the customer relationships are consumed or used up cannot be reliably determined. We also note that the payments we receive with respect to any particular patient generally do not deviate significantly on a year-over-year basis (absent a significant change in the patient’s health status) so that the economic benefit of the customer relationship is reasonably consistent over the life of the relationship.
     In response to the Staff’s comment, we propose to expand our disclosure regarding the accounting for the MDHC acquisition in future filings as follows (changes in bold italics):
     The purchase price, including acquisition costs, of approximately $66.2 million has been allocated, on a preliminary basis, to the estimated fair value of acquired tangible assets of $13.6 million, identifiable intangible assets of $8.7 million and assumed liabilities of $15.4 million as of October 1, 2006, resulting in goodwill totaling $59.3 million. This purchase price allocation includes certain adjustments recorded during Fiscal 2007 that resulted in a decrease in goodwill of approximately $3.3 million. These adjustments primarily related to Medicare risk adjustments and pharmacy rebates relating to the operations of the MDHC Companies for periods prior to completion of our acquisition and to adjustments to increase the estimated fair values of the identifiable intangible assets based on updated available information and assumptions. The identifiable intangible assets of $8.7 million consist of estimated fair values of $1.6 million assigned to the trade name, $6.2 million to customer relationships and $0.9 million to a noncompete agreement. The trade name was determined to have an estimated useful life of six years and the customer relationships and noncompete agreements were each determined to have an estimated useful life of eight and five years, respectively. The fair values of the customer relationships and other identifiable intangible assets are amortized over their estimated useful lives using the straight-line method. The customer relationships are non-contractual. The fair value of the identifiable intangible assets was determined, with the assistance of an outside valuation firm, based on standard valuation techniques. The Acquisition consideration of $66.2 million includes the estimated fair value of Continucare’s common stock issued to the MDHC Companies of $58.5 million, cash paid to the principal owners of $5.7 million, cash to be paid to the principal owners estimated to be approximately $1.0 million, and acquisition costs of approximately $1.0 million. The estimated fair value of the 20.0 million shares of Continucare’s common stock issued effective October 1, 2006 to the MDHC Companies was based on a per share consideration of $2.96 which was calculated based upon the average of the closing market prices of Continucare’s common stock for the period two days before through two days after the announcement of the execution of the Asset Purchase Agreement for the Acquisition. The fair value of the 264,142 shares cancelled in Fiscal 2007 in connection with post-closing purchase price adjustments was approximately $0.7 million based upon the closing market price of Continucare’s common stock on the dates the shares were cancelled.

Mr. Jim B. Rosenberg
March 3, 2008

Form 10-Q for the quarter ended December 31, 2007
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 23
4.      We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.” Please revise to disclose whether your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).
     We note that our disclosure on page 23 of its Form 10-Q for the quarter ended December 31, 2007 references disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act. The additional language requested by this comment is a summary of the definition contained in these Rules. We respectfully request that the Staff permit us to include the language specifically requested by the Staff in our future filings and not require us to amend our Form 10-Q for the quarter ended December 31, 2007 to revise this disclosure. We supplementally advise the Staff that, as of December 31, 2007, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
     Additionally, in connection with this response to comments of the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg
March 3, 2008

     The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 500-2105.
     Thank you for your assistance.

Sincerely,
/s/ Fernando L. Fernandez
Fernando L. Fernandez,
Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary